June 20, 2023

Securities and Exchange Commission,

Division of Corporation Finance,

Office of Trade and Services,

100 F Street, N.E.,

Washington, D.C. 20549-9303

Attention: Jennie Beysolow

Re:	Madison Square Garden Entertainment Corp.

Registration Statement on Form S-1 ( File No. 333-272780)

Acceleration Request

Requested Date: June 22, 2023

Requested Time: 4:15 p.m., Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join Madison Square Garden Entertainment Corp. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-272780) (the “Registration Statement”) to become effective on June 22, 2023, at 4:15 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, as representatives of the several underwriters, hereby confirm that we are, and the other participating underwriters have confirmed that they are, complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Mark Bush
Name: Mark Bush
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Ilana Foni
Name: Ilana Foni
Title: Executive Director

[Signature page to Underwriters’ Acceleration Request]